                      [NEUTROGENA CORPORATION LETTERHEAD]

                                                                 August 26, 1994

Dear Stockholder:

     I am pleased to announce that on August 22, 1994, Neutrogena Corporation and Johnson & Johnson entered into an Agreement and Plan of Merger providing for the acquisition of all outstanding shares of common stock of the Company at a price of $35.25 per share in cash.

     J&J, through a wholly owned subsidiary, has today commenced a cash tender for all outstanding shares of common stock of the Company at a price of $35.25 per share net in cash to effectuate the purchase of the Company. Under the Merger Agreement, the tender offer will be followed by a merger in which any remaining shares of the Company's common stock not tendered will be converted into the right to receive $35.25 per share in cash, without interest.

     Based upon, among other things, the opinion of Lehman Brothers Inc. to the effect that the consideration to be offered to the Company's stockholders in the tender offer and the merger is fair, from a financial point of view, to such stockholders, the Board has unanimously determined that the tender offer and the merger are in the best interest of the stockholders of the Company. Accordingly, the Board has approved the merger (subject to stockholder approval, if required) and hereby unanimously recommends that the stockholders of the Company accept the offer and tender their shares pursuant to the tender offer.

     As a condition to J&J's offer, a foundation and certain trusts with which I am affiliated agreed to sell all 9,868,996 shares of common stock of the Company held by them, representing approximately 38.4% of the Company's outstanding common shares, to J&J at $35.25 per share pursuant to the tender offer or otherwise. The tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn a majority of the shares of common stock outstanding (the "Minimum Condition"). Accordingly, the Minimum Condition will be satisfied by the tender of the shares held by the affiliated foundation and trusts and by the holders of at least 12% of the Company's outstanding common shares.

     Enclosed for your consideration are copies of the Purchaser's tender offer materials and the Company's Solicitation/Recommendation Statement on Schedule 14D-9 being filed today with the Securities and Exchange Commission. All of these documents should be read carefully. In particular, I call your attention to Item 4 of the Company's Schedule 14D-9, which describes the reasons for the Board's recommendation and which stockholders may wish to consider before taking action with respect to the offer.

     Your Board, management and I thank you for your loyal support throughout the years. I think it has paid off! I hope you concur.

                                          Sincerely,

                                          /s/ Lloyd E. Cotsen
                                          ------------------------------------
                                          Lloyd E. Cotsen
                                          Chief Executive Officer and
                                          Chairman of the Board of Directors